Contact

www.linkedin.com/in/chanmanv
(LinkedIn)

Top Skills

Mobile Applications
Distributed Systems
Agile Methodologies

Chris Chan

Co-founder & COO at Juked
Boynton Beach

Experience

Juked
COO, Co-founder
December 2018 - Present (3 years 8 months)

Visual Core LLC
CEO, Co-Founder
September 2016 - Present (5 years 11 months)
West Palm Beach, Florida Area

- Executive Producer and Creative Director of the successful online game show Streamer Showdown
- Head of Product - Scripting, content writing, product design
- Head of Content - Managing producers of live stream broadcasts and post production of VODs
- Head of Business - Sales, Marketing, and Partnerships

ChanmanV TV
CEO, Founder
May 2012 - Present (10 years 3 months)
Boynton Beach

- Created, Produced, and hosted successful online gaming podcasts Value Town, The OverView, Unfiltered, Overwatchers, Spoiler Alert, and The Weigh In.
- Head of Business - sales, marketing, and community

HearthSim
Head of Strategic Partnerships, Marketing, and Product
February 2018 - November 2018 (10 months)

- Develop and manage product management process and roadmap for HSReplay.net
- Manage product design process for HSReplay.net. This included creating requirement and specifications for new product features and working with UI/UX designers and front end engineers completion on all major features.
- Manage social media, community, and content marketing.

- Manage all of customer success/service for HSReplay.net and optimized our response time with an improved Help center and company process and policy.
- Creating strategic partnerships with Hearthstone influencers, tournament organizers, professional teams, and sales agencies as well as implementing all CRM tools.

Bonfire Media Inc.

Senior Architect/Engineer - Operations Mgr - Lead Producer - Business Development Mgr

June 2005 - September 2015 (10 years 4 months)

Mobile Software

Full stack development
- Developed mobile applications on Corona, iOS, Android, J2ME, Blackberry, Symbian, and BREW
- Part of a design team for the interface of eBay Wireless (that was later White labeled the official eBay app), WikiMobile, Star Tweets, and all the Bonfire Media apps and games.
- Designed and developed back-end system for tracking sales, management business logic, and data necessary to run our portfolio of Bonfire Media apps and games.

Analytics:
- Developed backend for our mobile analytics platform that was used by Sprint.

Producer:
- Worked with multiple graphic designers to create graphic assets for our mobile games.
- Managed and organized all our assets for our products

Business Development
- Worked with ad agencies and sales partners focusing on user acquisition.

Operations
- Managed team responsible for product servers
- Developed strategies to create and improve the server infrastructure

IBM Corporation

Senior Software Engineer

March 2002 - June 2005 (3 years 4 months)

Mediaprise Inc.
Senior Software Engineer
May 2000 - January 2001 (9 months)

Education

The University of Texas at Austin
BS, Computer Science · (1994 - 1999)